UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
3PAR INC.
(Name of Subject Company (Issuer))
DELL TRINITY HOLDINGS CORP.
(Offeror)
an indirect, wholly-owned subsidiary of
DELL INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.001 par value per share
88580F 10 9
(CUSIP Number of Class of Securities)
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682
Phone (512) 338-4400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Jeffrey J. Rosen
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,260,790,786	$89,894.38

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 62,828,936 outstanding shares of 3PAR common stock and 1,123,294 outstanding restricted stock units by $18.00 per share, which is the offer price, plus (ii) $109,650,646, which is the intrinsic value of the outstanding options (i.e., the excess of $18.00 over the per share exercise price).

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1.	Summary Term Sheet.	3
Item 2.	Subject Company Information.	3
Item 3.	Identity and Background of Filing Person.	3
Item 4.	Terms of the Transaction.	3
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.	4
Item 6.	Purposes of the Transaction and Plans or Proposals.	4
Item 7.	Source and Amount of Funds or Other Consideration.	4
Item 8.	Interest in Securities of the Subject Company.	4
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.	4
Item 10.	Financial Statements.	4
Item 11.	Additional Information.	4
Item 12.	Exhibits.	5
Item 13.	Information required by Schedule 13E-3.	6

SIGNATURE		7
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This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Dell Trinity Holdings Corp., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), and (ii) Dell. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of 3PAR Inc., a Delaware corporation (“3PAR”), at a purchase price of $18.00 per Share, net to the seller in cash, without interest thereon and subject to reduction for any federal back-up withholding or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”) copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is 3PAR Inc., a Delaware corporation. 3PAR’s principal executive offices are located at 4209 Technology Drive, Fremont, California 94538. 3PAR’s telephone number at such address is (510) 413-5999.

(b) This Schedule TO relates to the outstanding shares of Common Stock, par value $0.001 per share, of 3PAR. 3PAR has advised Dell that, on August 13, 2010, there were an aggregate of (i) 62,828,936 Shares issued and outstanding, including 712 restricted stock awards, (ii) 12,345,318 Shares reserved for future issuance under the Company Stock Plans (as defined in the Merger Agreement), (iii) 2,898,355 Shares reserved for future issuance under 3PAR’s 2007 employee stock purchase plan and (iv) outstanding options to purchase 10,925,583 Shares and 1,123,294 restricted stock units.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Dell and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Dell and the Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares” and “Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Acceptance for Payment and Payment for Shares” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Effects of the Offer” is incorporated herein by reference.

(a)(1)(xi) Not applicable because the accounting treatment of the transaction is not material.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Dell and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with 3PAR,” “Purpose of the Offer; Plans for 3PAR” and “The Transaction Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for 3PAR” and “The Transaction Agreements,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Dell and the Purchaser,” “Purpose of the Offer; Plans for 3PAR” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with 3PAR,” “Purpose of the Offer; Plans for 3PAR” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for 3PAR,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated August 23, 2010.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Dell Inc. and 3PAR Inc. on August 16, 2010, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Dell Inc. on August 16, 2010.
(a)(5)(B)	Form of Summary Advertisement as published on August 23, 2010 in The Wall Street Journal.
(b)(1)	Issuing and Paying Agency Agreement.
(b)(2)	Form of Commercial Paper Dealer Agreement.
(d)(1)	Agreement and Plan of Merger, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc., incorporated herein by reference to Exhibit 4.1 to the Schedule 13D filed by Dell Inc. on August 20, 2010.
(d)(2)	Tender and Voting Agreement, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and the Persons listed on Schedule I thereto, incorporated herein by reference to Exhibit 4.2 to the Schedule 13D filed by Dell Inc. on August 20, 2010.
(d)(3)	Confidentiality Agreement, dated as of July 17, 2010, by and between 3PAR Inc. and Dell Inc.
(d)(4)	Offer letter between Dell Inc. and Steve Crimi, dated August 12, 2010.
(d)(5)	Offer letter between Dell Inc. and Randy Gast, dated August 12, 2010.
(d)(6)	Offer letter between Dell Inc. and Adriel Lares, dated August 10, 2010.
(d)(7)	Offer letter between Dell Inc. and Craig Nunes, dated August 12, 2010.
(d)(8)	Offer letter between Dell Inc. and Jeff Price, dated August 12, 2010.
(d)(9)	Offer letter between Dell Inc. and Jeannette Robinson, dated August 10, 2010.
(d)(10)	Offer letter between Dell Inc. and David Scott, dated August 10, 2010.
(d)(11)	Offer letter between Dell Inc. and Alastair Short, dated August 12, 2010.
(d)(12)	Offer letter between Dell Inc. and Ashok Singhal, dated August 12, 2010.
(d)(13)	Offer letter between Dell Inc. and Peter Slocum, dated August 12, 2010.
(d)(14)	Offer letter between Dell Inc. and Rusty Walther, dated August 12, 2010.
(d)(15)	Offer letter between Dell Inc. and Randall Weigel, dated August 12, 2010.
(d)(16)	Dell Inc. Form of Employment Agreement.
(d)(17)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Steve Crimi, dated August 13, 2010.

Exhibit	Exhibit Name

(d)(18)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Randy Gast, dated August 13, 2010.
(d)(19)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Adriel Lares, dated August 13, 2010.
(d)(20)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Craig Nunes, dated August 13, 2010.
(d)(21)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Jeff Price, dated August 13, 2010.
(d)(22)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Jeannette Robinson, dated August 13, 2010.
(d)(23)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and David Scott, dated August 14, 2010.
(d)(24)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Alastair Short, dated August 13, 2010.
(d)(25)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Ashok Singhal, dated August 13, 2010.
(d)(26)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Peter Slocum, dated August 13, 2010.
(d)(27)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Rusty Walther, dated August 13, 2010.
(d)(28)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Randall Weigel, dated August 13, 2010.
(d)(29)	Form of Restricted Stock Unit Agreement under the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan.
(d)(30)	Long-Term Cash Award Agreement between Dell Inc. and Randall Weigel, dated August 13, 2010.
(d)(31)	Exclusivity Agreement, dated as of August 1, 2010, between Dell Inc. and 3PAR Inc.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DELL INC.

By:	/s/ Janet B. Wright
Name: Janet B. Wright
Title   Assistant Secretary

DELL TRINITY HOLDINGS CORP.

By:	/s/ Janet B. Wright
Name: Janet B. Wright

Title:	Vice President and Assistant Secretary

Date: August 23, 2010

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated August 23, 2010.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Dell Inc. and 3PAR Inc. on August 16, 2010, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Dell Inc. on August 16, 2010.
(a)(5)(B)	Form of Summary Advertisement as published on August 23, 2010 in The Wall Street Journal.
(b)(1)	Issuing and Paying Agency Agreement.
(b)(2)	Form of Commercial Paper Dealer Agreement.
(d)(1)	Agreement and Plan of Merger, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and 3PAR Inc., incorporated herein by reference to Exhibit 4.1 to the Schedule 13D filed by Dell Inc. on August 20, 2010.
(d)(2)	Tender and Voting Agreement, dated as of August 15, 2010, by and among Dell Inc., Dell Trinity Holdings Corp. and the Persons listed on Schedule I thereto, incorporated herein by reference to Exhibit 4.2 to the Schedule 13D filed by Dell Inc. on August 20, 2010.
(d)(3)	Confidentiality Agreement, dated as of July 17, 2010, by and between 3PAR Inc. and Dell Inc.
(d)(4)	Offer letter between Dell Inc. and Steve Crimi, dated August 12, 2010.
(d)(5)	Offer letter between Dell Inc. and Randy Gast, dated August 12, 2010.
(d)(6)	Offer letter between Dell Inc. and Adriel Lares, dated August 10, 2010.
(d)(7)	Offer letter between Dell Inc. and Craig Nunes, dated August 12, 2010.
(d)(8)	Offer letter between Dell Inc. and Jeff Price, dated August 12, 2010.
(d)(9)	Offer letter between Dell Inc. and Jeannette Robinson, dated August 10, 2010.
(d)(10)	Offer letter between Dell Inc. and David Scott, dated August 10, 2010.
(d)(11)	Offer letter between Dell Inc. and Alastair Short, dated August 12, 2010.
(d)(12)	Offer letter between Dell Inc. and Ashok Singhal, dated August 12, 2010.
(d)(13)	Offer letter between Dell Inc. and Peter Slocum, dated August 12, 2010.
(d)(14)	Offer letter between Dell Inc. and Rusty Walther, dated August 12, 2010.
(d)(15)	Offer letter between Dell Inc. and Randall Weigel, dated August 12, 2010.
(d)(16)	Dell Inc. Form of Employment Agreement.
(d)(17)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Steve Crimi, dated August 13, 2010.
(d)(18)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Randy Gast, dated August 13, 2010.
(d)(19)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Adriel Lares, dated August 13, 2010.
(d)(20)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Craig Nunes, dated August 13, 2010.
(d)(21)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Jeff Price, dated August 13, 2010.
(d)(22)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Jeannette Robinson, dated August 13, 2010.
(d)(23)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and David Scott, dated August 14, 2010.

Exhibit	Exhibit Name

(d)(24)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Alastair Short, dated August 13, 2010.
(d)(25)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Ashok Singhal, dated August 13, 2010.
(d)(26)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Peter Slocum, dated August 13, 2010.
(d)(27)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Rusty Walther, dated August 13, 2010.
(d)(28)	Amendment, Assumption and Acknowledgement Agreement among Dell Inc., Dell Trinity Holdings Corp. and Randall Weigel, dated August 13, 2010.
(d)(29)	Form of Restricted Stock Unit Agreement under the Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan.
(d)(30)	Long-Term Cash Award Agreement between Dell Inc. and Randall Weigel, dated August 13, 2010.
(d)(31)	Exclusivity Agreement, dated as of August 1, 2010, between Dell Inc. and 3PAR Inc.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.